Exhibit 99.1

Execution Version

SECOND AMENDING AGREEMENT

TO

AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN:

PRECISION DRILLING CORPORATION

(as Borrower)

– and –

THE FINANCIAL INSTITUTIONS SIGNATORY HERETO

IN THEIR CAPACITIES AS LENDERS

(as Lenders)

– and –

ROYAL BANK OF CANADA

(as Administration Agent for the Lenders)

– with –

RBC CAPITAL MARKETS

(as Co-Lead Arranger and Sole Bookrunner)

– and –

ALBERTA TREASURY BRANCHES, THE BANK OF NOVA SCOTIA, CREDIT

SUISSE AG, TORONTO BRANCH, EXPORT DEVELOPMENT CANADA, HSBC

BANK CANADA, AND THE TORONTO-DOMINION BANK

(as Co-Lead Arrangers and Co-Syndication Agents)

– and –

CANADIAN WESTERN BANK, FÉDÉRATION DES CAISSES DESJARDINS DU

QUÉBEC, WELLS FARGO BANK, N.A., AND ZB, N.A. dba AMEGY BANK

(as Co-Documentation Agents)

Dated as of November 21, 2017

SECOND AMENDING AGREEMENT

This Second Amending Agreement is made as of November 21, 2017.

BETWEEN:

PRECISION DRILLING CORPORATION, as Borrower,

AND:

EACH OF THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO, in their respective capacities as Lenders (hereinafter collectively referred to as the “Lenders” and individually as a “Lender”),

AND:

ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in the City of Toronto, Ontario, Canada, in its capacity as agent of the Lenders (the “Agent”).

WHEREAS the Borrower, the Agent and the Lenders are parties to an Amended and Restated Credit Agreement dated as of April 15, 2016, as amended by a first amending agreement made as of January 20, 2017 (as amended, the “Credit Agreement”);

AND WHEREAS the Borrower, the Lenders and the Agent wish to amend the Credit Agreement on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the Borrower, the Lenders and the Agent agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Amending Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

(a)	“Amended Credit Agreement” means the Credit Agreement as amended and supplemented by this Amending Agreement, as the same may be further amended, modified, supplemented or restated from time to time;

(b)	“Amending Agreement” means this second amending agreement and includes, for certainty, the Consent and Acknowledgement attached hereto; and

(c)	all capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement.

1.2	Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.3	References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Amending Agreement. The words “hereto”, “herein”, “hereunder”, “herewith” and similar expressions and the term “Agreement” mean and refer to this Amending Agreement.

1.4	Time

Unless otherwise provided herein, all references to a time in this Amending Agreement shall mean local time in Calgary, Alberta.

ARTICLE 2

AMENDMENTS

2.1	Reduction in Commitments

(a)	The reference to “U.S. $525,000,000” on the face page of the Credit Agreement is hereby deleted and replaced with “U.S. $500,000,000”.

(b)	The definition of “Total Commitment” in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to “U.S. $525,000,000” and replacing it with “U.S. $500,000,000”.

(c)	Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with the Schedule A attached hereto as Exhibit 1. Each Lender’s Commitment is hereby revised to be as set forth in Schedule A attached hereto as Exhibit 1.

2.2	Extension of Maturity Date and Addition of “Springing Maturity” Mechanism

(a)	The definition of “Maturity Date” in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Maturity Date” means, in respect of each Lender, November 21, 2021, unless such date is extended pursuant to Section 3.3 by such Lender, in which case it shall be the date as so extended; provided that, if any Second Lien Debt or Specified Unsecured Debt (including, for certainty, the 2020 Notes, the 2021 Notes and any Refinancing Specified Unsecured Debt) remains outstanding on the date (each, a “Springing Maturity Date”) which is 90 days prior to earliest maturity date or scheduled repayment or amortization date of any such Debt (other than, and disregarding for such purpose, the dates of any Minor TLB Amortization), then the Maturity Date shall be deemed to be the Springing Maturity Date;

(b)	Section 1.1 of the Credit Agreement is hereby amended by inserting the following new definition where such definition would appear alphabetically in said Section 1.1:

“Minor TLB Amortization” means, in the case (only) of term loans placed in the United States institutional term loan market, an amortization of principal not to exceed 1% per annum of the original principal amount and on terms and conditions customary for such term loans;”

(c)	The parties hereto hereby confirm and agree that the Maturity Date is hereby extended to November 21, 2021, subject to the proviso in the definition of “Maturity Date.”

2.3	Other Amendments

(a)	Section 1.1 of the Credit Agreement is hereby amended by:

(i)	deleting the pricing table in the definition of “Applicable Margin” in its entirety and replacing it with the following new pricing table:

Level	Consolidated Total Debt to Adjusted EBITDA Ratio	Prime Loans and U.S. Base Rate Loans	Libor Loans, Bankers’ Acceptances and Letters of Credit

I

II

III

IV

V

VI

(ii)	deleting the definition of “Covenant Relief Period” in its entirety and replacing it with the following:

“Covenant Relief Period” means the period commencing on (and including) the date of the effectiveness of the Second Amending Agreement to this Agreement and ending on (and including) March 31, 2019;

(iii)	deleting the definition of “Equivalent Amount” in its entirety and replacing it with the following:

“Equivalent Amount” in one currency (the “First Currency”) of an amount in another currency (the “Other Currency”) means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the daily average exchange rate quoted by the Bank of Canada at approximately the close of business on such date of determination; provided that, if such daily average exchange rate is for any reason unavailable, it shall mean the spot rate of exchange for wholesale transactions quoted by the Agent at approximately noon (Toronto time) on such date in accordance with its usual practice or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination; and further provided that, notwithstanding the foregoing or anything else in this Agreement and solely for the purposes of calculating “Consolidated Senior Debt” and “Consolidated Total Debt” (including for purposes of paragraphs (a) and (b) of the definition of “Debt”), any Debt denominated in U.S. Dollars with respect to which the Borrower has entered into a currency Swap with a Lender or a Person that was a Lender at the time the relevant currency Swap was entered into will be calculated at the effective rate of exchange to Cdn. Dollars set forth in the agreement documenting the applicable currency Swap to the extent of the foreign currency notional amount of U.S. Dollars to which such currency Swap applies;

(iv)	deleting the definition of “Letter of Credit” in its entirety and replacing it with the following:

“Letter of Credit” means a standby or documentary letter of credit or letter of guarantee in Cdn. Dollars, U.S. Dollars or any other currency acceptable to the Agent and the applicable Fronting Lender, issued by the Fronting Lender at the request of the Borrower pursuant to this Agreement;

(v)	deleting the definition of “Noon Rate” in its entirety;

(vi)	deleting the word “and” at the end of paragraph (r) of the definition of “Permitted Encumbrances”, inserting the word “and” at the end of paragraph (s)(iii) of such definition and adding the following as a new paragraph (t) to such definition:

“(t)	Security Interests granted in favour of an Operating Facility Lender in respect of any Operating Facility Defeasance Collateral, so long as such Operating Facility Lender does not have actual notice of a Default (other than arising solely as a result of a demand for payment under an Operating Facility) or Event of Default as at the date such Operating Facility Defeasance Collateral is deposited with, or accepted by, such Operating Facility Lender;”.

(vii)	deleting the definition of “Second Lien Intercreditor Agreement” in its entirety and replacing it with the following:

“Second Lien Intercreditor Agreement” means an intercreditor agreement by and between the Borrower, the Material Subsidiaries, the Second Lien Creditors (or a representative thereof), and the Agent on behalf of itself, the Lenders, the Cash Management Facility Providers and the Swap Lenders, as amended, restated, supplemented or replaced from time to time, which intercreditor agreement shall be in form and substance satisfactory to the Majority Lenders, acting reasonably, and shall, without limitation, incorporate the terms set forth in Schedule L hereto;

(viii)	deleting the pricing table in the definition of “Standby Fee Rate” in its entirety and replacing it with the following new pricing table:

Level	Consolidated Total Debt to Adjusted EBITDA Ratio	Standby Fees

I

II

III

IV

V

VI

(ix)	deleting the definition of “Sanctioned Country” in its entirety;

(x)	inserting the following parenthetical phrase in subparagraph (c) of the definition of “Second Lien Debt” immediately after the word “issued” at the end thereof and immediately prior to the semi-colon at the end of such subparagraph:

“(other than, and disregarding for such purpose, any Minor TLB Amortization)”; and

(xi)	inserting the following new definitions where such definitions would appear alphabetically in Section 1.1 of the Credit Agreement:

“Foreign Currency” means any currency other than Cdn. Dollars or U.S. Dollars;

“Operating Facility Defeasance Collateral” means cash collateral and other financial assets (as defined in the STA) pledged from time to time in connection with the repayment or prepayment (and cancellation) of an Operating Facility for purposes of securing obligations thereunder in respect of bankers’ acceptances or letters of credit/letters of guarantee issued under an Operating Facility which, in the event of repayment or prepayment of such Operating Facility (whether voluntarily or upon demand), are not yet matured;

“STA” means the Securities Transfer Act 2006 (Alberta), as such legislation may be amended, renamed or replaced from time to time (and includes all regulations from time to time made under such legislation);”.

(b)	Section 3.4(b) of the Credit Agreement is hereby amended by deleting the reference to “U.S. $775,000,000 during the Covenant Relief Period and U.S. $800,000,000 thereafter” and replacing it with “U.S. $750,000,000 during the Covenant Relief Period and U.S. $800,000,000 at all times thereafter”.

(c)	Section 3.11(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following.

“(a) Aggregate Amount: The aggregate face amount of Letters of Credit issued and outstanding under the Credit Facility at any one time shall not exceed U.S. $200,000,000 or the Equivalent Amount thereof in the applicable currencies of issuance. The aggregate face amount of Fronted Letters of Credit (determined in U.S. Dollars with the face amount of any Letter of Credit issued in any other currency permitted hereunder being converted to the Equivalent Amount thereof in U.S. Dollars) issued by a Fronting Lender shall not exceed its Fronted LC Commitment. Any Letter of Credit issued under the Credit Facility shall be issued by a Fronting Lender (to the extent it has a Fronted LC Commitment for the type of Letter of Credit being issued) on behalf of the Lenders, and the Borrower shall have the right to select which Fronting Lender shall issue any particular Letter of Credit.”

(d)	Section 3.11(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(b) Term: No Letter of Credit shall be issued or extended where the expiry date of such Letter of Credit is later than one year from the date of issue or extension, as the case may be, or such later date as the applicable Fronting Lender may agree in its discretion, acting reasonably; provided that, for certainty and in any event, any Letter of Credit which expires after the earliest Maturity Date then applicable to a Lender shall be required to be cash collateralized in accordance with Section 3.11(l)(iv).”

(e)	Section 3.11(c) of the Credit Agreement is hereby amended by deleting the reference to “Canadian Dollars or U.S. Dollars” on the third line thereof and replacing it with “Canadian Dollars, U.S. Dollars or any other currency acceptable to the Agent and such Fronting Lender”.

(f)	Section 3.11(d) of the Credit Agreement is amended by deleting the second sentence thereof and replacing it with the following:

“Each Lender unconditionally and irrevocably agrees with each Fronting Lender that, on or before the close of business of such Fronting Lender on each day on which a draft is paid under a Letter of Credit for which such Fronting Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement (or, in the case of a Letter of Credit denominated in a Foreign Currency, such later date on which the Borrower is required to reimburse such Fronting Lender), including pursuant to Section 3.11(j) (a “Participation Date”), such Lender will pay to the Agent for the account of such Fronting Lender at the Agent’s Account for Payments its Lender’s Proportion of any such unpaid amount in U.S. Dollars (if such Letter of Credit was denominated in U.S. Dollars), in Cdn. Dollars (if such Letter of Credit was denominated in Cdn. Dollars) and in U.S. Dollars, in the Equivalent Amount in U.S. Dollars of the unpaid amount (if such Letter of Credit was denominated in a Foreign Currency); provided that, in the case of a Letter of Credit denominated in a Foreign Currency, the Fronting Lender may elect in its sole discretion to defer the Participation Date.”

(g)	Section 3.11(j) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(j)	Reimbursement of a Fronting Lender: In the event that any drawing shall be made under any Letter of Credit issued by a Fronting Lender:

(i)	such Fronting Lender shall promptly notify the Agent who shall promptly notify the Borrower of such payment and of the amount thereof;

(ii)	the Borrower shall pay to such Fronting Lender the amount of any such drawing (in the currency of such drawing):

(A)	in the case of Letters of Credit denominated in U.S. Dollars, immediately, failing which the payment by such Fronting Lender of such drawing shall constitute the making of a U.S. Base Rate Loan to the Borrower by each Lender according to its Lender’s Proportion;

(B)	in the case of Letters of Credit denominated in Cdn. Dollars, immediately, failing which the payment by such Fronting Lender of such drawing shall constitute the making of a Prime Loan to the Borrower by each Lender according to its Lender’s Proportion; and

(C)	in the case of Letters of Credit denominated in a Foreign Currency, within three (3) Business Days of the date of such drawing (or such longer period up to ten (10) Business Days, in the sole discretion of the applicable Fronting Lender), together with interest on the Equivalent Amount in U.S. Dollars of the amount of such drawing (calculated at the U.S. Base Rate and payable in U.S. Dollars) from the date of such drawing to the date of reimbursement thereof and payable for the sole account of the applicable Fronting Lender prior to the applicable Participation Date and for the account of the Lenders thereafter, failing which payment of such drawing or interest thereon an Event of Default shall be deemed to have occurred automatically;

(iii)	in the case of Letters of Credit denominated in U.S. Dollars or Cdn. Dollars:

(A)	the Agent shall notify each Lender by telecopier, by email or by telephone (confirmed by telecopier or by email) of such drawing; and

(B)	immediately upon receipt of such notice, each Lender shall make its Lender’s Proportion, in U.S. Dollars or Cdn. Dollars, as applicable, available to the Agent for the account of such Fronting Lender by wire transfer of immediately available funds to the Agent’s Account for Payments for the account of such Fronting Lender; and

(iv)	in the case of Letters of Credit denominated in a Foreign Currency:

(A)	such Fronting Lender shall notify the Agent of the Participation Date applicable thereto and the Agent shall notify each Lender thereof by telecopier, by email or by telephone (confirmed by telecopier or by email); and

(B)	immediately upon receipt of such notice, each Lender shall make its Lender’s Proportion (in accordance with Section 3.11(d) hereof) in U.S. Dollars available to the Agent for the account of such Fronting Lender by wire transfer of immediately available funds to the Agent’s Account for Payments for the account of such Fronting Lender.”

(h)	Section 3.11(k)(i) is hereby amended to delete “June 3, 2019” and to substitute therefor “November 21, 2021”. Each Fronting Lender hereby confirms its Fronted LC Commitment is hereby extended to November 21, 2021.

(i)	Section 3.11(k)(ii) is hereby deleted in its entirety and replaced with the following:

“(ii)	In connection with its response to any Request for Extension, a Fronting Lender shall either:

(A)	extend its Fronted LC Commitment for a further one (1) year period (or such other period as may be acceptable to such Fronting Lender in its sole discretion) at the same amount, a lower amount or, with the consent of the Agent and the Borrower, a higher amount; or

(B)	terminate its Fronted LC Commitment effective on the expiration of its then current term,

provided that, if such Fronting Lender fails to so notify the Borrower of its decision to either extend or terminate its Fronted LC Commitment within the period required for its response to a Request for Extension, such Fronting Lender shall be deemed to have given a notice under Section 3.11(k)(ii)(B) terminating its Fronted LC Commitment effective on the expiration of its then current term.”

(j)	Section 3.11(l) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(l)	Cash-Collateralization of Letters of Credit:

If:

(i)	the Agent delivers an Acceleration Notice or an Event of Default occurs under Section 10.1(f) or 10.1(g);

(ii)	any Letter of Credit is the subject matter of any order, judgement, injunction or other such determination (a “Judicial Order”) restricting payment under and in accordance with such Letter of Credit or extending a Fronting Lender’s liability beyond the expiration date stated in such Letter of Credit;

(iii)	the Borrower shall repay Borrowings to a Lender pursuant to Section 4.1 or be required to repay Letters of Credit in order to comply with Section 4.2; or

(iv)	a Letter of Credit is (or would be) outstanding which has an expiry date after the earliest Maturity Date then applicable to a Lender hereunder,

then the Borrower shall pay to the Agent an amount, in the currency in which a Letter of Credit is denominated (or, in the case of Letters of Credit denominated in a Foreign Currency, the Equivalent Amount, in U.S. Dollars) equal to, subject to the immediately following proviso,                of (A) the maximum amount available to be drawn under all unexpired Letters of Credit in the case of paragraph (i) above; (B) the maximum amount available to be drawn under each Letter of Credit subject to the Judicial Order in the case of paragraph (ii) above; (C) the applicable Lender’s Proportion of the maximum amount available to be drawn under any unexpired Letters of Credit in respect of each Lender whose Borrowings are required to be repaid in the case of paragraph (iii) above; and (D) on the date that is ninety (90) days prior to such Maturity Date (or, in the case of Letters of Credit issued or existing on a date that is within ninety (90) days of such Maturity Date, immediately), the maximum amount available to be drawn under such Letter of Credit in the case of paragraph (iv) above; provided that, in the case of Letters of Credit denominated in a Foreign Currency, the Borrower shall be required to provide an amount of U.S. Dollars equal to                of the applicable amounts set forth above in clauses

(A) through (D), inclusive. In the case of the cash collateralization of a Letter of Credit denominated in a Foreign Currency, as aforesaid, where currency fluctuations result in such cash collateralization decreasing to an amount which is less than                of the Equivalent Amount of U.S. Dollars of the undrawn face amount of the applicable Letter of Credit, within five (5) Business Days of being notified thereof the Borrower shall deposit additional cash collateral (in U.S. Dollars) with the Agent in an amount sufficient to restore the amount of such cash collateralization to                of the Equivalent Amount in U.S. Dollars of the undrawn face amount of such Letter of Credit. Any such amounts paid by the Borrower to the Agent shall be held by the Agent in a Cash Collateral Account as continuing collateral security for the obligations of the Borrower to reimburse the Lenders for amounts paid by a Fronting Lender (and, if applicable, by a Lender in respect of its obligations under Section 3.11(d) (collectively, the “LC Disbursements”) in respect of any such Letter of Credit. Such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as LC Disbursements are made thereunder.

Unless an Event of Default shall then have occurred and be continuing, the Agent shall release to the Borrower any amount remaining in the Cash Collateral Accounts (after applying the amounts necessary to discharge all obligations of the Borrower relating to such Letters of Credit) on the date on which either the original Letter of Credit has been returned for cancellation or the Letter of Credit has expired, provided in either case such Fronting Lender is released to the reasonable satisfaction of such Fronting Lender by the beneficiary thereof from any other obligation in respect of such Letter of Credit, or, in the case of a Judicial Order, the date on which any final and non-appealable order, judgement or other determination has been rendered or issued either terminating such Judicial Order or permanently enjoining the applicable Fronting Lender from paying under such Letter of Credit.”

(k)	Section 4.2 of the Credit Agreement is hereby amended by deleting the reference to “Cdn. Dollars” in the second line thereof and replacing it with “currencies other than U.S. Dollars”.

(l)	Section 5.5(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(a)

Issue Fee: The Borrower shall pay to the Agent for the benefit of each Lender an issue fee in the same currency as the Letter of Credit is denominated (provided that, in the case of Letters of Credit denominated in a Foreign Currency, such issue fee shall be paid in U.S. Dollars), such fee to be equal to the Letter of Credit Fee. Such issue fee shall be payable by the Borrower quarterly in arrears on the first Business Day of each calendar quarter for the immediately preceding calendar quarter, and shall, for each Lender, be calculated daily based on the Letter of Credit Fee in effect, the face amount of such Letter of Credit (or, in the case of Letters of Credit denominated in a Foreign Currency, the Equivalent Amount in U.S. Dollars of the face amount of such Letter of Credit) and a year of three hundred sixty-five (365) days. A change in the Applicable Margin will simultaneously cause a corresponding change in the Letter of Credit Fee payable under any outstanding Letter of Credit.”

(m)	Section 5.6(b) of the Credit Agreement is hereby amended by adding “or a Foreign Currency” immediately after “U.S. Dollars” on the first line thereof and immediately before the comma following such words.

(n)	Section 5.7 of the Credit Agreement is hereby amended to delete the words “payable on November 20, 2016 and on each annual anniversary thereof” as they currently appear on the third line thereof.

(o)	Section 5.10 of the Credit Agreement is hereby amended by deleting the reference to “Cdn. Dollars” in the twelfth line thereof and replacing it with “currencies other than U.S. Dollars”.

(p)	Section 6.10 of the Credit Agreement is hereby amended by deleting the words “subsections (j), (k) and (p)” and replacing them with “subsections (j), (k), (p) and (t)”.

(q)	The following provision shall be added to Article 6 of the Credit Agreement as a new Section 6.12:

“6.12	Operating Facility Defeasance Collateral

The Agent and the Lenders hereby subordinate for the benefit of each Operating Facility Lender, any Security Interests granted pursuant to the Security to any Security Interests granted in favour of such Operating Facility Lender in any Operating Facility Defeasance Collateral permitted under this Agreement. Upon written request by an Operating Facility Lender to the Agent, the Agent (without the consent or direction of the Lenders) will promptly (and, in any event, within five Business Days of such written request of such Operating Facility Lender) execute and deliver to such Operating Facility Lender such agreements, instruments or other documents as such Operating Facility Lender may reasonably request in order to evidence, acknowledge or further give effect to the foregoing subordination.”

(r)	Section 9.2(e)(ii) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(ii)

after the Covenant Relief Period, a dividend or distribution payable to the shareholders of the Borrower within 45 days after the date of declaration thereof, provided that: (A) at the date of declaration, no Default or Event of Default has occurred and is continuing or would result therefrom, (B) at the date of payment, no Event of Default has occurred and is continuing or would result therefrom, and (C) immediately after giving effect to any such Distribution, determined on a pro forma basis as if the Distribution had occurred on the first day of the applicable calculation period, the Consolidated Senior Debt to Adjusted EBITDA Ratio of the Borrower shall be less than or equal to 1.75 to 1.0;”.

(s)	Section 9.2(i)(ii) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(ii)	other redemptions, retirements, defeasances, purchases, prepayments, exchanges or other acquisitions of Second Lien Debt or Specified Unsecured Debt under one or more transactions provided that:

(A)	no Default or Event of Default shall have occurred and be continuing immediately prior thereto or would result therefrom; and

(B)	immediately after giving effect to each such redemption, retirement, defeasance, purchase, prepayment, exchange, determined on a pro forma basis as if it had occurred on the first day of the applicable calculation period, the Consolidated Senior Debt to Adjusted EBITDA Ratio of the Borrower shall be less than or equal to 1.75 to 1.0 and the Borrower shall be in compliance with the financial covenant in Section 9.3(b).”

(t)	Section 9.3(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(b) Consolidated Interest Coverage Ratio: the Borrower shall maintain a Consolidated Interest Coverage Ratio of at least:

(i)	1.5 to 1.0 as of the last day of each period of four (4) consecutive Fiscal Quarters ending on each of December 31, 2017 and March 31, 2018;

(ii)	2.0 to 1.0 as of the last day of each period of four (4) consecutive Fiscal Quarters ending on each of June 30, 2018, September 30, 2018, December 31, 2018 and March 31, 2019; and

(iii)	2.5 to 1.0 as of the last day of each period of four (4) consecutive Fiscal Quarters ending thereafter.”

(u)	Section 12.11(c) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(c)	Receipt of Payments other than Secured Obligations: Notwithstanding anything contained in this Section 12.11, there shall not be taken into account for the purposes of computing any amount payable to a Secured Lender pursuant to this Section 12.11, any amount which such Secured Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any monies owing by a Loan Party to such Secured Lender other than on account of Secured Obligations; provided that, if at any time a Secured Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of monies owing or payable to it by a Loan Party on account of Secured Obligations, such payments will be applied in accordance with Section 10.7; and provided further that:

(i)	notwithstanding the foregoing, any Operating Facility Defeasance Collateral provided to an Operating Lender in accordance herewith may be set-off and applied by the applicable Operating Facility Lender to such amounts owed by the Borrower to such Operating Facility Lender pursuant to letters of credit or in respect of bankers’ acceptances issued pursuant to an Operating Facility without regard to the foregoing provisions of this Section 12.11(c); and

(ii)	the provisions of this Section 12.11(c) shall not apply to a Swap Lender which sets off amounts owing by a Loan Party to such Swap Lender under a Lender Swap against amounts owing by such Swap Lender (including, for clarity, its Affiliates) to a Loan Party under any Lender Swap entered into between such parties.

To the extent that a Secured Document is entered into by an Affiliate of a Lender, that Lender shall cause such Affiliate to comply with the provisions of this Section 12.11, and such obligation shall survive such Lender ceasing to be a Lender hereunder.”

(v)	Schedule L to the Credit Agreement is hereby deleted in its entirety and replaced with the Schedule L attached hereto as Exhibit 2.

2.4	Fees

(a)	Fee Payable in Respect of Increase in Commitments. The Borrower hereby agrees to pay to the Agent, for each Lender, a fee in U.S. Dollars in an amount equal to of the increased amount of each such Lender’s Commitment (the “Increased Commitment”).

(b)	Extension Fee. The Borrower hereby agrees to pay to the Agent, for each Lender, an extension fee in U.S. Dollars in an amount equal to of the amount of each such Lender’s Commitment in effect after giving effect hereto, provided that the Lenders shall not receive the aforementioned extension fee on any Increased Commitment of such Lenders (the fees on such Increased Commitment being dealt with in Section 2.4(a)).

2.5	Transitional Provision re: Fronted Letters of Credit

For certainty, from and after the date hereof the rights and obligations of each Lender in respect of each Fronted Letter of Credit shall be determined with reference to its Commitment and Lender’s Proportion after giving effect to the provisions of this Amending Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Amending Agreement, that:

(a)	the representations and warranties contained in Section 2.1 of the Credit Agreement (on the basis that this Amending Agreement is a Loan Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement), other than those stated to be made as at a specific date, are true and correct in all material respects with the same effect as if made as of the date hereof;

(b)	as at the date of this Amending Agreement, each Subsidiary which is required to be designated as a Material Subsidiary pursuant to the provisions of Section 9.1(u) of the Credit Agreement has been so designated (and for greater certainty, no Subsidiary (other than a Material Subsidiary) has, as at the date of this Amending Agreement, guaranteed the Borrower’s obligations under the 2020 Notes, the 2021 Notes, the 2023 Notes or the 2024 Notes or under any other unsecured bonds, notes, debentures or other debt instruments issued under a note indenture, trust indenture or other similar document and which constitute Specified Unsecured Debt and is included in the computation thereof), and as at the date of this Amending Agreement, the following constitute all of the Material Subsidiaries and their respective governing jurisdictions:

Name	Governing Jurisdiction
Precision Diversified Oilfield Services Corp.	Alberta
Precision Limited Partnership	Alberta
Precision Drilling Canada Limited Partnership	Alberta
Grey Wolf International Drilling Corporation	Canada
Precision Employment Services Corp.	Alberta
Precision Drilling, Inc.	Delaware
DI Energy, Inc.	Texas
Grey Wolf International, Inc.	Texas

Precision Drilling Holdings Company	Nevada
Precision Drilling LLC	Louisiana
Precision Drilling Company, LP	Texas
Murco Drilling Corporation	Delaware
DI/Perfensa Inc.	Texas
PD Supply Inc.	Texas
Precision Drilling (US) Corporation	Texas
Precision Completion & Production Services Ltd.	Delaware
Precision Directional Services Ltd.	Alberta
Precision Directional Services, Inc.	Texas

(c)	Schedule K to the Credit Agreement is accurate in all material respects as at the date of this Amending Agreement; provided that, the governing jurisdiction of each of Grey Wolf Drilling Limited and Grey Wolf Oilfield Services Limited is now Barbados;

(d)	as at the date of this Amending Agreement, the only Secured Documents (other than the Credit Agreement, any Lender Swaps and any Cash Management Facility Agreements) are the Operating Facility Agreements described in paragraphs (a), (b) and (c) of the definition of Operating Facilities; and

(e)	as at the date of this Amending Agreement, all Deposited Cash is held on deposit with (i) RBC, The Bank of Nova Scotia, The Toronto-Dominion Bank, Alberta Treasury Branches and HSBC Bank Canada in Canada and (ii) Wells Fargo Bank, N.A. and ZB, N.A. dba Amegy Bank in Texas.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Conditions Precedent

The effectiveness of this Agreement is subject to the following conditions precedent being satisfied:

(a)	as of the date hereof, there exists no Default or Event of Default;

(b)	as of the date hereof, the representations and warranties referred to in Section 3.1 hereof are true and correct in all material respects;

(c)	the Agent has received, in form and substance satisfactory to the Agent and the Lenders, the following:

(i)	a duly executed copy of this Amending Agreement in sufficient numbers for distribution to each of the Lenders; and

(ii)	such other documents and documentation which the Agent may reasonably request; and

(d)	the Agent has received, for its benefit or the benefit of the Lenders, as applicable, payment from the Borrower of the fees contemplated by Section 2.4.

4.2	Waiver of a Condition Precedent

The terms and conditions of Section 4.1 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent with the prior consent of all Lenders in whole or in part, with or without terms or conditions.

ARTICLE 5

MISCELLANEOUS

5.1	Ratification

This Amending Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement. Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

5.2	Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Amending Agreement.

5.3	Governing Law

This Amending Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.4	Time of Essence

Time shall be of the essence of this Amending Agreement.

5.5	Counterpart and Electronic Execution

This Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or electronic signatures, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have caused this Amending Agreement to be duly executed as of the date first above written.

PRECISION DRILLING CORPORATION

Per:	/s/ Darren Ruhr
Name:	Darren Ruhr
Title:	Senior VP, Corporate Services

Per:	/s/ Wane Stickland
Name:	Wane Stickland
Title:	Vice President, Finance and Treasurer

[Signature Page to Second Amending Agreement]

ROYAL BANK OF CANADA, as Agent

Per:	/s/ Yvonne Brazier
Name:	Yvonne Brazier
Title:	Manager, Agency Services

[Signature Page to Second Amending Agreement]

ROYAL BANK OF CANADA, as Lender

Per:	/s/ Tim VandeGriend
Name:	Tim VandeGriend
Title:	Authorized Signatory

[Signature Page to Second Amending Agreement]

ALBERTA TREASURY BRANCHES, as Lender

Per:	/s/ Tyler Malden
Name:	Tyler Malden
Title:	Director, Energy

Per:	/s/ Stephen Uwazota
Name:	Stephen Uwazota
Title:	Associate Director

[Signature Page to Second Amending Agreement]

THE BANK OF NOVA SCOTIA, as Lender

Per:	/s/ Albert Kwan
Name:	Albert Kwan
Title:	Director

Per:	/s/ Chelsea McCune
Name:	Chelsea McCune
Title:	Associate

[Signature Page to Second Amending Agreement]

CREDIT SUISSE AG, TORONTO BRANCH, as Lender

Per:	/s/ Chris Gage
Name:	Chris Gage
Title:	Authorized Signatory

Per:	/s/ Szymon Ordys
Name:	Szymon Ordys
Title:	Authorized Signatory

[Signature Page to Second Amending Agreement]

EXPORT DEVELOPMENT CANADA, as Lender

Per:	/s/ Trevor Mulligan
Name:	Trevor Mulligan
Title:	Financing Manager

Per:	/s/ David Thompson
Name:	David Thompson
Title:	Financing Manager

[Signature Page to Second Amending Agreement]

HSBC BANK CANADA, as Lender

Per:	/s/ Dieter Stefely
Name:	Dieter Stefely
Title:	Director, Banking, HSBC Canada Signature #048455(A)

Per:	/s/ Adam Lamb
Name:	Adam Lamb
Title:	Vice President, Global Banking

[Signature Page to Second Amending Agreement]

THE TORONTO-DOMINION BANK, as Lender

Per:	/s/ Kathryn Gislason
Name:	Kathryn Gislason
Title:	Director

Per:	/s/ Loretta Palandri
Name:	Loretta Palandri
Title:	Associate Vice President Commercial National Accounts

[Signature Page to Second Amending Agreement]

CANADIAN WESTERN BANK, as Lender

Per:	/s/ Kuno Ryckborst
Name:	Kuno Ryckborst
Title:	Senior Manager, Energy & Corporate Banking

Per:	/s/ Erin Depoe
Name:	Erin Depoe
Title:	AVP & Manager, Energy & Corporate Banking

[Signature Page to Second Amending Agreement]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

Per:	/s/ Oliver Sumugod
Name:	Oliver Sumugod
Title:	Director

Per:	/s/ Matt van Remmen
Name:	Matt van Remmen
Title:	Managing Director

[Signature Page to Second Amending Agreement]

WELLS FARGO BANK, N.A., as Lender

Per:	/s/ Robert Corder
Name:	Robert Corder
Title:	Director

Per:
Name:
Title:

[Signature Page to Second Amending Agreement]

ZB, N.A. dba AMEGY BANK, as Lender

Per:	/s/ Rachel Pletcher
Name:	Rachel Pletcher
Title:	Vice President

Per:
Name:
Title:

[Signature Page to Second Amending Agreement]

CONSENT AND ACKNOWLEDGEMENT

The undersigned hereby consent to the terms of the above Amending Agreement and the transactions contemplated thereby and confirm that the Loan Party Guarantee and Security granted by each of the undersigned remain in full force and effect. Without limiting the generality of the foregoing, the undersigned acknowledge that the “Guarantor Obligations” referred to in the Loan Party Guarantee and the “Secured Obligations” referred to in the Security include, without limitation, all obligations of the Borrower under the Amended Credit Agreement (or, as applicable, the Loan Party Guarantee in respect thereof).

Dated as of the date first written above.

PRECISION DRILLING CORPORATION		PRECISION DIVERSIFIED OILFIELD SERVICES CORP.

Per:	/s/ Darren Ruhr	Per:	/s/ Wane Stickland
Name:	Darren Ruhr	Name:	Wane Stickland
Title:	Senior VP, Corporate Services	Title:	Vice President, Finance and Treasurer

PRECISION LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP.		PRECISION DRILLING CANADA LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP.

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Vice President, Finance and Treasurer	Title:	Vice President, Finance and Treasurer

GREY WOLF INTERNATIONAL DRILLING CORPORATION		PRECISION EMPLOYMENT SERVICES CORP.

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Vice President, Finance and Treasurer	Title:	Vice President, Finance and Treasurer

[Signature Page to Second Amending Agreement]

PRECISION DIRECTIONAL SERVICES LTD.

Per:	/s/ Wane Stickland
Name:	Wane Stickland
Title:	Vice President, Finance and Treasurer

PRECISION DRILLING, INC.		DI ENERGY, INC.

Per:	/s/ Brad Lindemann	Per:	/s/ Brad Lindemann
Name:	Brad Lindemann	Name:	Brad Lindemann
Title:	Vice President	Title:	Vice President

GREY WOLF INTERNATIONAL, INC.		PRECISION DRILLING HOLDINGS COMPANY

Per:	/s/ Brad Lindemann	Per:	/s/ Brad Lindemann
Name:	Brad Lindemann	Name:	Brad Lindemann
Title:	Vice President	Title:	Vice President

PRECISION DRILLING LLC		PRECISION DRILLING COMPANY, LP
by its General Partner PRECISION
DRILLING HOLDINGS COMPANY

Per:	/s/ Brad Lindemann
Name:	Brad Lindemann
Title:	Vice President	Per:	/s/ Brad Lindemann
		Name:	Brad Lindemann
		Title:	Vice President

MURCO DRILLING CORPORATION		DI/PERFENSA INC.

Per:	/s/ Brad Lindemann	Per:	/s/ Brad Lindemann
Name:	Brad Lindemann	Name:	Brad Lindemann
Title:	Vice President	Title:	Vice President

[Signature Page to Second Amending Agreement]

PD SUPPLY INC.		PRECISION DRILLING (US) CORPORATION

Per:	/s/ Brad Lindemann	Per:	/s/ Brad Lindemann
Name:	Brad Lindemann	Name:	Brad Lindemann
Title:	Vice President	Title:	Vice President

PRECISION COMPLETION & PRODUCTION SERVICES LTD.		PRECISION DIRECTIONAL SERVICES, INC.

Per:	/s/ Brad Lindemann	Per:	/s/ Brad Lindemann
Name:	Brad Lindemann	Name:	Brad Lindemann
Title:	Vice President	Title:	Vice President

[Signature Page to Second Amending Agreement]

EXHIBIT 1 TO THE SECOND AMENDING AGREEMENT

DATED AS OF NOVEMBER 21, 2017

Schedule A to the Amended and Restated Credit Agreement dated as of April 15, 2016 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

COMMITMENTS AND ADDRESSES

LENDER	FRONTED LC COMMITMENT	COMMITMENT

Royal Bank of Canada
Suite 3900, 888 – 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attention: Director
Fax No.: (403) 292-3234

Alberta Treasury Branches
600, 585 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: Director, Energy
Fax No.: (403) 974-5784

The Bank of Nova Scotia
2000, 700 – 2nd Street S.W.
Calgary, Alberta
T2P 2W1

Attention: Director
Fax No.: (403) 221-6497

Credit Suisse AG, Toronto Branch
1 First Canadian Place, Suite 2900	for Letters of
P.O. Box 301	Credit other than
Toronto Ontario	documentary
M5X 1C9	letters of credit

Attention: Director	for Letters of
Fax No.: (416) 352-4576	Credit constituting
documentary
letters of credit.

LENDER	FRONTED LC COMMITMENT	COMMITMENT

Export Development Canada
150 Slater Street
Ottawa, Ontario
K1A 1K3

For Administrative matters:

Attention: Loan Services
Fax No.: (613) 598-2514

For credit related matters:

Attention: Asset Management
Fax No.: (613) 598-3186

HSBC Bank Canada
8th Floor, 407 – 8th Avenue S.W.
Calgary, Alberta
T2P 1E5

Attention: Corporate & Institutional Banking
Fax No.: (403) 693-8616

The Toronto-Dominion Bank
1100, 421 – 7th Avenue SW
Calgary, Alberta
T2P 4K9

Attention: Director
Fax No.: (403) 292-1317

Canadian Western Bank
606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: Energy & Corporate Banking
Fax No.: (403) 264-1619

Fédération des caisses Desjardins du Québec
1170, Rue Peel, Bureau 600
Montréal, Québec
H3B 0B1

Attention: Senior Manager/Vice-President
Fax No.: (403) 532-6641

LENDER	FRONTED LC COMMITMENT	COMMITMENT

Wells Fargo Bank, N.A.
9th Floor, 1000 Louisiana Street
Houston, Texas 77002

Attention: Manager
Fax No.: (713) 739-1087

ZB, N.A. dba Amegy Bank
400, 4400 Post Oak Pkwy
Houston, Texas 77027

Attention: Vice President
Fax No.: (713) 693-7560

Total	U.S. $200,000,000	U.S. $500,000,000

EXHIBIT 2 TO THE SECOND AMENDING AGREEMENT

DATED AS OF NOVEMBER 21, 2017

Schedule L to the Amended and Restated Credit Agreement dated as of April 15, 2016 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

MATERIAL TERMS OF SECOND LIEN INTERCREDITOR AGREEMENT

For the purposes hereof:

“Collateral” means any kind of property, asset, undertakings, rights and interests, whether real, personal, mixed or profits a prendre, or tangible or intangible, of the Borrower and the Material Subsidiaries, whether real, personal or mixed, now or at any time hereafter subject to any Security Interests securing the First Lien Obligations or the Second Lien Obligations;

“First Lien Debt” means (a) all Secured Obligations, (b) any reimbursement or indemnity obligations of the Loan Parties arising under any Loan Document and (c) all expenses and charges, legal and otherwise, incurred by the First Lien Secured Parties in collecting or enforcing any of the Secured Obligations or in realizing on or protecting any security therefor (including without limitation the security granted pursuant to any Loan Document) to the extent required to be reimbursed by a Loan Party under a Loan Document;

“First Lien Obligations” means the First Lien Debt and all other indebtedness, liabilities and obligations (present or future, absolute or contingent, matured or not) of the Borrower and the Material Subsidiaries to or in favour of the First Lien Secured Parties under, pursuant or relating to the Credit Agreement, the Loan Documents, the Cash Management Facility Agreements and the Lender Swaps;

“First Lien Secured Parties” means, collectively, the Agent, the Lenders, the Cash Management Facility Providers and the Swap Lenders;

“Insolvency Proceeding” means:

(a)	any proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Borrower or any Material Subsidiary, any bankruptcy, insolvency, receivership, interim receivership or assignment for the benefit of creditors relating to the Borrower or any Material Subsidiary or any similar case or proceeding relative to the Borrower or any Material Subsidiary including any case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada), Title 11 of the United States Code entitled “Bankruptcy” or any comparable law, or any successor bankruptcy law;

(b)	any arrangement, liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Borrower or any Material Subsidiary, but excluding any arrangement under applicable business corporations statutes wholly among solvent persons and which does not involve the compromise or reduction of any liabilities or other obligations owing to creditors or any exchange or conversion of indebtedness for shares or other equity interests in the capital thereof; or

(c)	any other proceeding of any type or nature in which substantially all claims of creditors of the Borrower or any Material Subsidiary are determined and any payment or distribution is or may be made on account of such claims, whether any of the foregoing is voluntary or involuntary, partial or complete, and includes any such proceedings initiated or consented to by the Borrower or any Material Subsidiary; and

“Second Lien Obligations” means the Second Lien Debt and all other indebtedness, liabilities and obligations (present or future, absolute or contingent, matured or not) of the Borrower and the Material Subsidiaries to or in favour of the Second Lien Creditors under, pursuant or relating the Second Lien Financing Agreement and the other documents which create, evidence, establish or relate to Second Lien Debt.

1.	Any Security Interest now or hereafter held by or for the benefit of the First Lien Secured Parties (or any of them) shall be senior in right, priority, operation, effect and all other respects to any and all Security Interests now or hereafter held by or for the benefit of the Second Lien Creditors (or any of them).

2.	Additional Security Interests:

(a)	Until such time as the First Lien Obligations have been unconditionally and irrevocably repaid in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, no Borrower or any Material Subsidiary shall grant or permit any additional Security Interests on any of its property, assets or undertaking to secure any Second Lien Obligations unless it has granted, or concurrently therewith grants, a senior Security Interest on such assets, property or undertaking to secure the First Lien Obligations.

(b)	Unless the First Lien Secured Parties have previously or are concurrently taking action to effect a registration of a fixed charge and the Second Lien Creditors are permitted to do so under the Second Lien Financing Agreement, the Second Lien Creditors shall not register any fixed charge against any assets of the Borrower or any of the Material Subsidiaries in respect of or as security for the Second Lien Obligations until 30 days after they have given to the First Lien Secured Parties written notice of their intention to register such fixed charge security.

3.	In the event of any Insolvency Proceedings the First Lien Secured Parties shall first be entitled to receive from the proceeds of the Collateral indefeasible payment in full of the First Lien Obligations in cash or otherwise before the Second Lien Creditors shall be entitled to receive and retain any payment or distribution on account of the Second Lien Obligations or Second Lien Rights from proceeds of the Collateral.

4.	A period of at least 180 days (the “Standstill Period”) during which no Second Lien Creditor shall (the following in subparagraphs 4(a), (b), (c) and (b) below, inclusive, are collectively referred to as the “Restricted Rights”):

(a)	enforce or exercise, or seek to enforce or exercise or to have any agent or trustee thereof enforce or exercise any Security Interest granted under any security document over any property of the Borrower or a Material Subsidiary to secure the Second Lien Obligations or any other security or any rights or remedies relating to such Second Lien Obligations or any other such Security Interest or take any proceedings in connection therewith;

(b)	institute or commence, or join with any other person (other than the Agent) in instituting or commencing, any Insolvency Proceedings or take any steps or proceedings in connection therewith;

(c)	institute or commence any action or proceeding to enforce, collect or receive payment of any Second Lien Obligations or exercise any rights or remedies to enforce payment of any Second Lien Obligations, including any action of enforcement, realization, foreclosure, collection, seizure, garnishment or execution (in any case in respect of the Collateral and, for certainty, whether as a secured or unsecured creditor); or

(d)	in the event that any Second Lien Creditor becomes a judgment lien creditor in respect of any Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Second Lien Debt, enforce or exercise, or seek to enforce or exercise, any such judgment lien, and provided that, notwithstanding anything to the contrary, in no event shall any Second Lien Creditor be entitled to enforce or exercise any Restricted Rights with respect to the Collateral or against or in respect of the Borrower or any Material Subsidiary if, notwithstanding the expiration of the Standstill Period, the holders of the Secured Obligations: (i) shall have commenced and be diligently pursuing the exercise of their rights or remedies with respect to all or any material portion of the Collateral; or (ii) are stayed or otherwise precluded from pursuing such rights or remedies pursuant to applicable laws or Insolvency Proceedings (including pursuant to any order made in connection therewith).

5.	Notwithstanding paragraph 4 above, the Second Lien Creditors may file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Loan Parties arising under any insolvency law or other applicable law, so long as no Restricted Rights are commenced or exercised, to the extent, but only to the extent, that the foregoing:

(a)	is in compliance with, is not inconsistent with and does not contravene, the other provisions of the Second Lien Intercreditor Agreement; and

(b)	is not adverse to, or does not adversely affect, the Security Interests securing the First Lien Obligations or the priority thereof.